October 7, 2009

VIA EDGAR & FACSIMILE

Mr. Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3720

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

File No. 001-13489

Dear Mr. Spirgel:

This is a written request for an extension of the time allowed for National HealthCare Corporation (the “Company”) to respond to your letter dated September 24, 2009 regarding the Company’s filing referenced above.  Mr. Daniel, the Company’s Senior Vice President and Controller and addressee of the letter has been out of the office over the last week.  Therefore, we respectfully request that you allow the Company to file its response to your letter on or before October 23, 2009.  I spoke to Scott Hodgdon today, and he indicated that there was not a problem with this request provided we filed a written request by EDGAR.

The Company is committed to fully complying with the SEC disclosure requirements. We would like a little more time to ensure that we can adequately respond to each item in your comment letter.  If you have any problems or concerns with receiving our response on or before October 23, 2009, please call me at (615) 251-1083 to discuss.

Sincerely,

HARWELL HOWARD HYNE

GABBERT & MANNER, P.C.

/s/ Susan V. Sidwell

Susan V. Sidwell

cc:

Kenya Wright Gumbs

Scott Hodgdon